UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-39006

AMTD International Inc.

(Registrant’s Name)

23/F Nexxus Building

41 Connaught Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AMTD International Groom Accounting and Finance Executives as part of Its Promotion of the Second Generation Management Team into AMTD 2.0

AMTD International Inc. (“AMTD International” or the “Company”) (NYSE: HKIB; SGX: HKB), a NYSE and SGX-ST dual-listed company, a subsidiary of AMTD Group Company Limited (“AMTD Group” or the “Group”), which is a leading comprehensive financial services conglomerate with headquarters in Hong Kong, today announces that it has internally promoted (i) Mr. Xavier Zee as the new Chief Financial Officer, (ii) Mr. Jason Chiu as the Co-Chief Financial Officer, and (iii) Mr. Bert Tsang as the Chief Accounting Officer of the Company effective immediately. Such promotions are part of the Company’s overall efforts to develop and groom the second generation of management team as the Company marches into AMTD 2.0 new age. As part of such overall plan, a number of management members and executives have been promoted within the Company and / or uprisen to the Group level.

Mr. Xavier Zee is the chief financial officer of AMTD Group since joining AMTD Group in November 2020. He was admitted to the partnership of PricewaterhouseCoopers in July 2008 and has over 24 years’ of experience in providing assurance, business advisory, and capital market services to companies, especially in the financial service industry, in Mainland China and Hong Kong. Mr. Zee obtained his bachelor’s degree in business administration with first class honors in The Chinese University of Hong Kong in December 1996. Mr. Zee is currently a member of Hong Kong Institute of Certified Public Accountants and American Institute of Certified Public Accountants, and is a Chartered Global Management Accountant.

Mr. Jason Chiu specialises in financial reporting with more than five years’ of financial management experience for public companies and nine years’ of external auditing experience focusing on financial institutions including investment banks, securities brokerage companies and asset management companies. Mr. Chiu joined AMTD Group in January 2020 and was previously the finance director of our Company. Prior to joining AMTD Group, Mr. Chiu worked as financial controller and company secretary for several listed companies in Hong Kong from July 2015 to January 2020. Prior to that, Mr. Chiu worked as an audit manager at Deloitte Touche Tohmatsu from September 2006 to July 2015. Mr. Chiu is a member of the Hong Kong Institute of Certified Public Accountants. Mr. Chiu received a bachelor’s degree in economics and finance from the University of Hong Kong in 2006.

Mr. Bert Tsang specialises in financial reporting with six years’ of external auditing experience in property agency, retailing, securities dealings, investment advisory, asset management and corporate finance industries. Mr. Tsang joined AMTD Group in July 2016 and was previously the finance director of our Company. Prior to joining AMTD Group, Mr. Tsang worked as an audit professional at RSM Hong Kong from November 2011 to July 2016. Mr. Tsang is a member of the Hong Kong Institute of Certified Public Accountants. Mr. Tsang received a bachelor’s degree in business administration in accounting with first class honors from the City University of Hong Kong in July 2010.

“We are delighted to have promoted Xavier as the Chief Financial Officer, Jason as the Co-Chief Financial Officer, and Bert as the Chief Accounting Officer as part of our overall efforts to groom and promote the second generation of management persons” said Dr. Feridun Hamdullahpur, chairman of the board of directors of the Company and chairman of the audit committee. “With their extensive financial reporting experience and extraordinary industry expertise, as well as in depth experience working with listed companies, we are confident that the Company would greatly benefit from their combined leadership as we move into the next stage of growth.” Dr. Hamdullahpur added.

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB; SGX: HKB) is a premier Hong Kong-headquartered financial institution group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.” For the Company’s announcements, please visit http://ir.amtdinc.com/News.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD International Inc.

By:	/s/ Marcellus Wong
Name:	Marcellus Wong
Title:	Director

Date: April 28, 2021